Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ATLANTIC CAPITAL BANCSHARES, INC.

ARTICLE ONE

NAME

The name of the Corporation is: ATLANTIC CAPITAL BANCSHARES, INC.

ARTICLE TWO

CORPORATE PURPOSE

The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the “Code”). The object of the Corporation is pecuniary gain and profit, and the Corporation is formed for the purpose of becoming and operating as a bank holding company and engaging in such related and permissible activities in connection therewith as the Board of Directors may from time to time specify by resolution.

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ARTICLE THREE

CAPITALIZATION

The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred Ten Million (110,000,000) shares of capital stock, of which 10,000,000 shares shall be designated as “Preferred Stock”, no par value per share, and 100,000,000 shares shall be designated as “Common Stock”, no par value per share. The designations and the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the shares of each class of stock are as follows:

(a) Common Stock. Each share of Common Stock has one vote on each matter submitted to a vote of the Corporation’s shareholders. Subject to the provisions of applicable law, the holders of shares of Common Stock are entitled to receive, when and as declared by the Corporation’s Board of Directors out of the Corporation’s assets legally available therefor, dividends or other distributions, whether payable in cash, property, or securities of the Corporation. The holders of shares of Common Stock are entitled to receive, in proportion to the number of shares of Common Stock held, the Corporation’s net assets upon liquidation or dissolution.

(b) Preferred Stock. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. The description of shares of each series of Preferred Stock, including any voting powers, preferences, designations, conversion and other rights, qualifications, limitations, restrictions, and terms and conditions of redemption shall be as set forth in resolutions adopted by the Board of Directors, and articles of amendment shall be filed with the Georgia Secretary of State as required by law to be filed with respect to issuance of such Preferred Stock, prior to the issuance of any shares of such series.

The Board of Directors is expressly authorized, at any time, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series of Preferred Stock and, if and to the extent from time to time required by law, by filing articles of amendment which are effective without shareholder action to increase or decrease the number of shares included in each series of Preferred Stock, but not below the number of shares then issued, and to set or change in any one or more respects the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption relating to the shares of each such series.

Notwithstanding the foregoing, the Board of Directors shall not be authorized to change the right of holders of the Common Stock of the Corporation to vote one vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, setting or changing the following:

(i)	the annual dividend rate, if any, on shares of such series, the times of payment and the date from which dividends shall be accumulated, if dividends are to be cumulative;

(ii)	whether the shares of such series shall be redeemable and, if so, the redemption price and the terms and conditions of such redemption;

(iii)	the obligation, if any, of the Corporation to redeem shares of such series pursuant to a sinking fund;

(iv)	whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(v)	whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the extent of such voting rights;

(vi)	the rights of the shares of stock series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; and

(vii)	any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such series.

The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

ARTICLE FOUR

PREEMPTIVE RIGHTS

Pursuant to § 14-2-630 and § 14-2-732 of the Code, the Corporation elects to have preemptive rights in favor of only those shareholders who shall each own, of record, four and nine-tenths percent (4.9%) or more of the shares of the Corporation outstanding immediately after the closing of that certain private placement offering of a minimum of eight million (8,000,000) shares of the Corporation, at a price of $10.00 per share, to be conducted in 2006 and 2007 in connection with the capitalization of the Corporation. The preemptive rights set forth in this Article shall expire upon the first to occur of (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement pursuant to the Securities Act of 1933, either for an underwritten public offering for cash of the shares of the Corporation or for the issuance of the Corporation’s shares to acquire an entity having a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, and (iii) the time immediately prior to when shares of the Corporation are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. Upon the occurrence of any such event, the provisions of this Article Four shall be null and void and of no further force and effect.

ARTICLE FIVE

BOARD OF DIRECTORS

(a) Pursuant to § 14-2-732 of the Code, each holder of twenty-five percent (25%) or more of the then issued and outstanding shares of the Corporation shall have the right to elect a member to the Board of Directors. The right set forth in this paragraph shall expire upon the first to occur of (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for cash of the shares of the Corporation pursuant to the Securities Act of 1933, and (iii) the time immediately prior to when shares of the Corporation are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. Upon the occurrence of any such event, the provisions of this Article Five, Section (a) shall be null and void and of no further force and effect.

(b) At any shareholders’ meeting with respect to which notice of such purpose has been given, the entire Board of Directors or any individual director may be removed with or without cause only by the affirmative vote of the holders of a majority of the then issued and outstanding shares of the Corporation entitled to vote in an election of directors, except that a director elected pursuant to paragraph (a) of this Article may be removed with or without cause only by the affirmative vote of the shareholder who elected such director, if such shareholder would, at the time of removal, be entitled to appoint such director pursuant to paragraph (a) of this Article.

(c) For purposes of this Article, a director of the Corporation may be removed for cause if (i) the director has been convicted of a felony; (ii) any bank regulatory authority having jurisdiction over the Corporation requests or demands the removal; or (iii) at least two-thirds (2/3) of the directors of the Corporation then in office, excluding only the director who is subject to the vote regarding his or her removal, determine that such director’s continued service is not in the best interests of the Corporation.

(d) In the event a director elected pursuant to paragraph (a) of this Article is removed, the shareholder who elected such director shall have the sole right to replace the removed director with a director of that shareholder’s choice, if such shareholder would, at the time of replacement, still be entitled to appoint a director pursuant to paragraph (a) of this Article.

ARTICLE SIX

DIRECTOR’S LIABILITY

(a) To the fullest extent permitted by applicable law, no director of the Corporation shall have any liability to the Corporation or its shareholders for monetary damages for any action or failure to take action, including, without limitation, for breach of duty of care or other duty as a director, except that this provision shall not eliminate or limit the liability of a director for:

(i)	any appropriation, in violation of his or her duties, of any business opportunity of the Corporation;

(ii)	acts or omissions which involve intentional misconduct or a knowing violation of law;

(iii)	the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distributions of corporate assets to shareholders; or

(iv)	any transaction from which the director received an improper personal benefit.

(b) Neither the amendment or repeal of this Article nor the adoption of any provisions to the Amended and Restated Articles of Incorporation inconsistent with this Article shall eliminate or adversely affect any right or protection of any director of the Corporation existing immediately prior to such amendment or repeal or adoption.

(c) If the Code is amended, after this Article becomes effective, to authorize corporate action further eliminating or limiting personal liability of directors, then, without further corporate action, the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Code, as so amended.

ARTICLE SEVEN

INDEMNIFICATION

(a) Each person who is or was a director or officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by applicable law against those expenses (including attorneys’ fees), judgments, fines, penalties, and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation.

(b) Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

ARTICLE EIGHT

REQUIRED APPROVALS

Pursuant to § 14-2-732 of the Code, the affirmative vote of two-thirds (2/3) of the directors then in office shall be required to approve a transaction involving the sale, exchange, or other disposition of more than fifty percent (50%) of the then issued and outstanding shares of the Corporation and/or any of its subsidiaries to any other corporation, person, or entity. The approval requirement set forth in this paragraph shall expire upon the first to occur of (i) May 1, 2016, (ii) the time immediately prior to the effectiveness of a registration statement for an underwritten public offering for cash of the shares of the Corporation pursuant to the Securities Act of 1933, and (iii) the time immediately prior to when shares of the Corporation are listed on a national securities exchange or regularly traded in a market maintained by securities dealers or brokers. Upon the occurrence of any such event, the provisions of this Article Ten shall be null and void and of no further force and effect.

ARTICLE NINE

SEVERABILITY

Should any provision of these Amended and Restated Articles of Incorporation, or any clause hereof, be held to be invalid, illegal, or unenforceable, in whole or in part, the remaining provisions and clauses of these Amended and Restated Articles of Incorporation shall remain valid and fully enforceable.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation the 21st day of May, 2015.

By:	/s/ Douglas L. Williams
Douglas L. Williams
President and Chief Executive Officer

[Signature page to

Amended and Restated Articles of Incorporation of Atlantic Capital Bancshares, Inc.]